SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Delek US Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

24665A103

(CUSIP Number)

Jesse A. Lynn, Esq.

General Counsel

Icahn Enterprises L.P.

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on March 19, 2020 (the “Schedule 13D”), by CVR Energy, Inc., IEP Energy LLC, IEP Energy Holding LLC, American Entertainment Properties Corp., Icahn Building LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn (collectively, the “Reporting Persons”), with respect to the shares of common stock, par value $0.01 per share (“Shares”), of Delek US Holdings, Inc. (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item	4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On April 20, 2021, CVI issued a letter to its fellow stockholders of the Issuer, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1.	Letter, dated April 20, 2021, from CVR Energy, Inc. to the stockholders of Delek US Holdings, Inc.

ADDITIONAL INFORMATION

CVR ENERGY, INC. AND AFFILIATES HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND MAILED TO THE STOCKHOLDERS OF DELEK US HOLDINGS, INC., A DEFINITIVE PROXY STATEMENT AND A GOLD PROXY CARD IN CONNECTION WITH THEIR SOLICITATION OF PROXIES FOR USE AT THE 2021 ANNUAL MEETING OF STOCKHOLDERS OF DELEK US HOLDINGS, INC. SECURITY HOLDERS OF DELEK US HOLDINGS, INC. ARE ADVISED TO READ THE PROXY STATEMENT AND RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATED TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.

COPIES OF THE DEFINITIVE PROXY STATEMENT AND GOLD PROXY CARD ARE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A FILED BY CVR ENERGY, INC. AND AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 2021.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2021

CVR ENERGY, INC.

By:  /s/ Tracy D. Jackson

Name: Tracy D. Jackson

Title: Executive Vice President and Chief Financial Officer

IEP ENERGY LLC

By: IEP Energy Holding LLC

By: American Entertainment Properties Corp., its sole member

By:  /s/ SungHwan Cho

Name: SungHwan Cho

Title: Chief Financial Officer

IEP ENERGY HOLDING LLC

By: American Entertainment Properties Corp., its sole member

By:  /s/ SungHwan Cho

Name: SungHwan Cho

Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:  /s/ SungHwan Cho

Name: SungHwan Cho

Title: Chief Financial Officer

ICAHN BUILDING LLC

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

By:  /s/ SungHwan Cho

Name: SungHwan Cho

Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

By:  /s/ SungHwan Cho

Name: SungHwan Cho

Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho

Name: SungHwan Cho

Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Irene March

Name: Irene March

Title: Vice President

/s/ Carl C. Icahn

CARL C. ICAHN

[Signature Page of Amendment No. 7 to Schedule 13D – Delek US Holdings, Inc.]